ANGLO
AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

14 October, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- SIP
- Butterfield Trust X 2

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 15 copies

dlw 10/27

Avs 857147

RNS 38955

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 41,132,165 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
3 October 2005	50,600
4 October 2005	123,557
5 October 2005	45,064
6 October 2005	31,500
7 October 2005	77,077

The Company was advised of these transactions on 7 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary

AVS 857147

RNS 38955

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 41,132,165 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
3 October 2005	50,600
4 October 2005	123,557
5 October 2005	45,064
6 October 2005	31,500
7 October 2005	77,077

The Company was advised of these transactions on 7 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary

ANGLO AMERICAN PLC

Avs 857147

RNS 38955

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 41,132,165 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
3 October 2005	50,600
4 October 2005	123,557
5 October 2005	45,064
6 October 2005	31,500
7 October 2005	77,077

The Company was advised of these transactions on 7 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
07 October 2005

ARS 857147

RNS 3895S

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 41,132,165 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
3 October 2005	50,600
4 October 2005	123,557
5 October 2005	45,064
6 October 2005	31,500
7 October 2005	77,077

The Company was advised of these transactions on 7 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary

AVS 857147

RNS 3895S

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 41,132,165 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
3 October 2005	50,600
4 October 2005	123,557
5 October 2005	45,064
6 October 2005	31,500
7 October 2005	77,077

The Company was advised of these transactions on 7 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary

AVS 253463
RNS 39255

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 7 October 2005:

1. The SIP trust acquired a total of 13,277 ordinary shares at a price of £16.25 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 8 ordinary shares at a price of £16.25 and were allocated 8 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
7 October 2005

AVS 253463
RNS 39255

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 7 October 2005:

1. The SIP trust acquired a total of 13,277 ordinary shares at a price of £16.25 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 8 ordinary shares at a price of £16.25 and were allocated 8 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
7 October 2005

AVS 253463
RNS 39255

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 7 October 2005:

1. The SIP trust acquired a total of 13,277 ordinary shares at a price of £16.25 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 8 ordinary shares at a price of £16.25 and were allocated 8 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
7 October 2005

AVS 253463
RNS 39255

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 7 October 2005:

1. The SIP trust acquired a total of 13,277 ordinary shares at a price of £16.25 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 8 ordinary shares at a price of £16.25 and were allocated 8 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
7 October 2005

ARS 253463
RNS 39255

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 7 October 2005:

1. The SIP trust acquired a total of 13,277 ordinary shares at a price of £16.25 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 8 ordinary shares at a price of £16.25 and were allocated 8 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
7 October 2005

AVS 579297
RNS 7018S

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,974,805 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
10 October 2005	54,000
11 October 2005	32,060
12 October 2005	24,300
13 October 2005	47,000
14 October 2005	0

The Company was advised of these transactions on 14 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary

AVS 579297
RNS 7018S

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,974,805 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
10 October 2005	54,000
11 October 2005	32,060
12 October 2005	24,300
13 October 2005	47,000
14 October 2005	0

The Company was advised of these transactions on 14 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary

AVS 579297
RNS 7018S

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,974,805 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
10 October 2005	54,000
11 October 2005	32,060
12 October 2005	24,300
13 October 2005	47,000
14 October 2005	0

The Company was advised of these transactions on 14 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary

AVS 579297
RNS 7018S

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,974,805 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
10 October 2005	54,000
11 October 2005	32,060
12 October 2005	24,300
13 October 2005	47,000
14 October 2005	0

The Company was advised of these transactions on 14 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary

AVS 579297
RNS 7018S

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,974,805 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
10 October 2005	54,000
11 October 2005	32,060
12 October 2005	24,300
13 October 2005	47,000
14 October 2005	0

The Company was advised of these transactions on 14 October 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary